September 24, 2025

Duncan Moir
President
21Shares Dogecoin ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Dogecoin ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 10, 2025
           File No. 333-286456
Dear Duncan Moir:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 80 that "[t]he Service Provider, at or immediately before the effectiveness of the registration statement that this Prospectus forms a part of, has agreed to purchase $1,500,000 worth of Shares." Please also provide such disclosure on the prospectus cover page.
Risk Factors
Flaws in source code, page 29

2. We note your disclosure that "in December 2024, a vulnerability in the Dogecoin
       Network caused more than half of all active validating nodes to crash, reducing confidence in the network and harming the value of Dogecoin." Please provide
 September 24, 2025
Page 2

       quantified disclosure regarding the impact on Dogecoin's price in response to this event to the extent applicable and material. We also note news reports suggesting that the Dogecoin network may become the target of a potential 51% attack, with the
       Qubic blockchain community voting in August 2025 to target the Dogecoin network.
       Please expand to disclose the announcement of this potential attack and provide quantified disclosure regarding the impact on Dogecoin's price as applicable and if material.
The Trust's Service Providers
The Service Provider, page 72

3.     We note your response to prior comment 3 that the Service Provider does not
       currently maintain any relationships, and did not maintain any relationships as of the date of the Support Services Agreement, with any platforms on which ETPs are distributed. Please disclose the same in your prospectus.
4. We note your disclosure that House of Doge aims to aggregate Dogecoin liquidity by
       providing a strategic reserve to facilitate Dogecoin   s use in commerce
and
       government. Please expand your disclosure to discuss House of Doge   s
plans to
       provide a    strategic reserve,    including quantitative disclosure
about the reserve and
       to whom it is    providing    a strategic reserve.
5. Please tell us, with a view toward disclosure, whether House of Doge is a
       "promoter" of the Trust within the meaning of Securities Act Rule 405. If so, please expand the disclosure in the appropriate sections to provide the information required by Items 401(g) and 404(c) of Regulation S-K.
Exhibits

6. We note your response to prior comment 5 highlighting your disclosure on page 101.
       However, your discussion of tax consequences is based on the assumption that the
       Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to grantor trust status and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, to the extent the tax disclosure in the prospectus serves as the tax opinion, please file a "short-
       form" opinion as an exhibit to confirm this. For guidance, refer to
Section III.B.2 of
       Staff Legal Bulletin No. 19 (Oct. 14, 2011).
 September 24, 2025
Page 3

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Allison Fumai